Exhibit 99.144
Blue Pearl Mining Ltd.
Consolidated Statements of Operations
Three months ended March 31, 2006 and 2005
(Canadian dollars — unaudited)

	Note	2006	2005
Revenue
Interest income		$52,504	$—
Gain on sales of marketable securities		7,031	—

		59,535	—

Expenses
Davidson project exploration and development		2,623,377	—
General and administrative		464,149	292,701
Depreciation		3,044	181
Accretion expense		3,535	—
Stock option expense	5	577,966	—

		3,672,071	292,882

Loss before income taxes		(3,612,536)	(292,882)

Future income tax recovery	6	(721,951)	—

Net loss		$(2,890,585)	$(292,882)

Loss per share — basic and diluted		$(0.06)	$(0.01)

Weighted average number of shares outstanding		44,670,722	23,259,000

Blue Pearl Mining Ltd.
Consolidated Statements of Deficit
Three months ended March 31, 2006 and 2005
(Canadian dollars — unaudited)

	Note	2006	2005
Balance, beginning of period		$(8,893,296)	$(4,267,142)
Net loss		(2,890,585)	(292,882)

Balance, end of period		$(11,783,881)	$(4,560,024)

The accompanying notes form an integral part of these consolidated financial statements.

Blue Pearl Mining Ltd.
Consolidated Balance Sheets
(Canadian dollars — unaudited)

		March 31	December 31
	Note	2006	2005
Assets
Current
Cash and cash equivalents		$5,923,523	$7,778,404
Marketable securities		—	22,178
Accounts receivable and prepaids		484,951	306,020

		6,408,474	8,106,602

Restricted cash		85,000	35,000
Property, plant and equipment		1,300,237	1,303,283

		$7,793,711	$9,444,885

Liabilities
Current
Accounts payable and accrued liabilities		$493,739	$1,515,325

Asset retirement obligations		221,081	217,546

		714,820	1,732,871

Shareholders’ Equity
Warrants	3	447,656	783,066
Contributed surplus	3	1,045,256	516,139
Common shares	3	17,369,860	15,306,105
Deficit		(11,783,881)	(8,893,296)

		7,078,891	7,712,014

		$7,793,711	$9,444,885

Blue Pearl Mining Ltd.
Consolidated Statements of Cash Flows
Three months ended March 31, 2006 and 2005
(Canadian dollars — unaudited)

	Note	2006	2005
Operating activities
Net loss		$(2,890,585)	$(292,882)
Items not affecting cash:
Depreciation		3,044	181
Accretion		3,535	—
Stock option expense	5	577,966	—
Gain on sale of marketable securities		(7,031)	—
Income tax recovery	6	(721,951)	—
Change in non-cash working capital	4	(1,200,515)	3,698

Cash used in operating activities		(4,235,537)	(289,003)

Financing activities
Common shares and warrants issued, net	3	2,401,447	—

Cash generated by financing activities		2,401,447	—

Investing activities
Proceeds from sale of marketable securities		29,209	—
Restricted cash		(50,000)	—

Cash used in investing activities		(20,791)	—

Decrease in cash and cash equivalents		(1,854,881)	(289,003)

Cash and cash equivalents, beginning of period		7,778,404	798,642

Cash and cash equivalents, end of period		$5,923,523	$509,639

Blue Pearl Mining Ltd.
Notes to Consolidated Financial Statements
March 31, 2006 and 2005
(Canadian Dollars)
1. Nature of business
Blue Pearl is a Canadian mineral resource company developing the Davidson molybdenum deposit near Smithers, British Columbia. In 2005, the shareholders of Patent Enforcement and Royalties Ltd. (“PEARL”) approved the change of business of PEARL from patent enforcement to mining and the change of name from PEARL to Blue Pearl Mining Ltd. (“Blue Pearl” or “the Company”). The Company also changed its fiscal year end to December 31. The Company will wind down the patent enforcement business as cases are settled or abandoned.
In 2005 Blue Pearl acquired the Davidson molybdenum property near Smithers, British Columbia at an initial cost of $1,059,447 and a 2.75% net smelter royalty with annual advance payments dependent on molybdenum prices of $100,000 to $500,000 per year. The Company is advancing this project to the feasibility stage and subsequently into production.
2. Accounting policies
These unaudited consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited financial statements.
These unaudited consolidated financial statements do not include all the information and footnotes required by Canadian generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2005.
The unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments and reclassifications necessary to present fairly the financial position at March 31, 2006 and 2005, results of operations and cash flows for the periods then ended.
3. Shareholders’ Equity
i) Warrants
          A summary of the transactions in the warrants account in 2006 is as follows:

	Number of
	Warrants	Amount
At December 31, 2005	9,857,871	$783,066
Private placement (a)	700,000	12,000
Exercise of warrants	(3,146,996)	(347,410)

At March 31, 2006	7,410,875	$447,656

a)	The amount allocated to the warrants was determined by deducting the fair value of the common shares issued from the private placement proceeds.

Blue Pearl Mining Ltd.
Notes to Consolidated Financial Statements
March 31, 2006 and 2005
(Canadian Dollars)
ii) Contributed surplus
          A summary of the transactions in the contributed surplus account in 2006 is as follows:

Amount
At December 31, 2005	$516,139
Exercise of stock options	(48,849)
Grant of stock options	577,966

At March 31, 2006	$1,045,256

iii) Common shares
          Authorized capital stock of Blue Pearl is an unlimited number of common shares.
          A summary of the transactions in the common shares account in 2006 is as follows:

	Number of
	Common
	Shares	Amount
At December 31, 2005	43,079,382	$15,306,105
Share options exercised	622,500	337,399
Exercise of warrants	2,446,996	2,060,307
Private placement (a)	500,000	388,000
Less: share issue costs (note 6)	—	(721,951)

At March 31, 2006	46,648,878	$17,369,860

In February 2006, the Company closed a private placement of 500,000 non-flow-through purchase receipts at a price of $0.80 per unit. Each unit consists of one common share, one “A” warrant and 0.4 of one “B” warrant. Each whole “A” warrant entitles the holder to purchase one common share at a price of $1.00 and each whole “B” warrant entitles the holder to purchase one common share at a price of $.80 for two year from the closing of the private placement.

Blue Pearl Mining Ltd.
Notes to Consolidated Financial Statements
March 31, 2006 and 2005
(Canadian Dollars)
4. Supplemental Cash Flow Information

	Three months ended
	March 31
	2006	2005
Change in non-cash working capital:

Accounts receivable and prepaid expenses	(178,930)	(15,028)
Accounts payable and accrued liabilities	(1,021,585)	18,726

	$(1,200,515)	$3,698

	Three months ended
	March 31
	2006	2005
Non-cash financing activities:

Share issue costs	$721,951	$—

Private placement:
Escrowed cash	$—	$10,231,967

Purchase receipts
Gross proceeds	$—	$10,300,065

Less:
Agents’ commission	—	721,005
Agents’ warrants	—	299,895
Other	—	68,098

	—	1,088,998

	$—	$9,211,067

5. Stock Option Expense
The Company used the fair value method of accounting and recognized stock option expense of $577,966 (2005 — nil) in the three months ended March 31, 2006 for its stock-based compensation plan.
The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:
Expected life in years: 2
Risk free interest rate: 3.83%
Expected volatility: 128%
Dividend yield: 0%

Blue Pearl Mining Ltd.
Notes to Consolidated Financial Statements
March 31, 2006 and 2005
(Canadian Dollars)
6. Future Income Taxes
In February 2006, the Company renounced, for income tax purposes, exploration expenses of $1,999,865 to the purchasers of the Company’s flow-through common shares. As a result of this renunciation, the Company recorded a future tax liability and corresponding share issue cost of $721,951. The future tax liability was calculated by applying the statutory tax rate for the Company to the amount renounced. The Company also recognized a benefit from its income tax loss carry forwards equal to the future tax liability from the expenses renounced of $721,951 and a corresponding future income tax recovery.
7. Related party transactions and balances
Office administration fees of $75,000 (March 31, 2005 — $15,000) were incurred from Glencairn Gold Corporation, a company related through common directors and management, for rent and various office services. Included in accounts payable at March 31, 2006 is $50,000 (December 31, 2005 - $25,000) owing to this company.
8. Subsequent Events
In April 2006, the Company closed a private placement of 1,085,000 flow-through common shares priced at $2.85 per share for total gross proceeds of $3,092,250. The financing was led by Canaccord Adams and included Orion Securities Inc. (the “Agents”). Blue Pearl also issued compensation options entitling the Agents to purchase 75,950 common shares at $2.85 per share until April 5, 2008.
Funds raised from the issuance of the flow-through shares will be used for exploration expenditures at the Company’s Davidson Project, an underground molybdenum deposit near Smithers in northern British Columbia, which will constitute Canadian exploration expenses (as defined in the Income Tax Act) and will be renounced for the 2006 taxation year. The flow-through shares will be subject to a four-month hold period from the closing date.
Engineering consultant, Hatch Inc., is in the midst of a study to determine the feasibility of mining a high-grade portion of the Davidson Deposit and shipping ore to Endako’s Fraser Lake operations roughly 200 kilometres southeast of Smithers. As previously announced in late February, Blue Pearl has signed a Memorandum of Understanding with Endako Mines for construction of a 2,000-tonne-per-day milling circuit to process Davidson ore at Endako.